UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.    )

Braemar Hotels & Resorts Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
10482B101
(CUSIP Number)

Mark Crockwell Director Al Shams Investments Limited 5B Waterloo Lane Pembroke HM 08 Bermuda +1 441 298 8104	Richard Faber Director Spartan Investment Management Limited Sarnia House Le Truchot St Peter Port Guernsey +44 1481 737600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 19, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSON Al Shams Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,075,194
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,075,194
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,075,194
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Wafic Rida Said
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,075,194
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,075,194
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,075,194
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Spartan Investment Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,075,194
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,075,194
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,075,194
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON CO

ITEM 1.  Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.01 par value (the “Common Stock”), of Braemar Hotels & Resorts Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.

ITEM 2.  Identity and Background.

(a)-(c)

This Schedule 13D is being filed by Al Shams Investments Limited (“ASIL”), a Guernsey, Channel Islands corporation, Wafic Rida Said, a citizen of Canada, and Spartan Investment Management Limited (“SIML”), a Guernsey, Channel Islands corporation (collectively, the “Reporting Persons”).  The principal business of ASIL is to serve as a holding company for investments.  ASIL is owned by Mr. Said through Trans Securities Limited as nominee.  The principal employment of Mr. Said is self-employed businessman and philanthropist.  The principal business of SIML is to provide investment management services.  SIML is a subsidiary of Spartan Advisors Limited (“SAL”), which may be deemed to be controlled by its founder and managing director, Richard Faber, who also serves as a director of SIML.

The business address of ASIL is 5B Waterloo Lane, Pembroke HM 08, Bermuda.  The business address of Mr. Said is 61B Residence Saint Georges, Bloc B, 3 Av. De L’Annonciade, 98000 Monaco.  The business address of SIML is Sarnia House, Le Truchot, St Peter Port, Guernsey.  The business address of SAL and Mr. Faber is 14 St George Street, London, W1S 1FE.

The following table sets forth the names, business addresses and present principal occupation of each director of ASIL.  ASIL does not have any executive officers.  Each of the persons listed below is as a British citizen.

Name	Business Address	Present Principal Occupation
Mark Crockwell	5B Waterloo Lane, Pembroke HM 08 Bermuda	Treasurer, Said Holdings Limited
Heather Gray	5B Waterloo Lane, Pembroke HM 08 Bermuda	Chief Operating Officer, Said Holdings Limited

The following table sets forth the names, business addresses and present principal occupation of each director of SIML.  SIML does not have any executive officers.  Each of the persons listed below is a British citizen.

Name	Business Address	Present Principal Occupation
Shaun Robert	Sarnia House, Le Truchot, St Peter Port, Guernsey	Director, International Fund Management Limited, PraxisIFM
Michel Davy	Richmond House, Anne’s Place, St Peter Port, Guernsey	Director, Altair Partners Limited
Richard Faber	14 St George Street, London, W1S 1FE	Founder and Managing Director, Spartan Advisors Limited
The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of SAL.  Each of the persons listed below is a British citizen.

Name	Business Address	Present Principal Occupation
Richard Faber	14 St George Street, London, W1S 1FE	Founder and Managing Director, Spartan Advisors Limited
Gheeve Changizi	14 St George Street, London, W1S 1FE	Director, Spartan Advisors Limited
Jack Handcock	14 St George Street, London, W1S 1FE	Financial Controller, Spartan Advisors Limited
Ciarán Fahy	14 St George Street, London, W1S 1FE	Head of Hotels, Spartan Advisors Limited

(d)-(e)

During the last five years, none of the Reporting Persons nor, to the best of each Reporting Persons’ knowledge, any other person listed under (a)-(c) of this Item 2 above, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the Reporting Person or person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The information set forth under (a)-(c) of this Item 2 above is incorporated by reference.

ITEM 3.  Source and Amount of Funds or Other Consideration.

The shares of Common Stock disclosed on this Schedule 13D were acquired by ASIL with working capital of ASIL and loans from its shareholder, Mr. Said.  The aggregate purchase price of such shares of Common Stock was $33,622,416.01.  Following the acquisition of such shares of Common Stock by ASIL, ASIL and SIML entered into the Advisory Agreement (defined below).  Accordingly, each Reporting Person may be deemed to beneficially own the shares of Common Stock disclosed on this Schedule 13D; however, SIML does not own any such shares directly or for its own account, and its assets were not used to acquire such shares.

The information set forth in Items 4 and 6 of this Schedule 13D is incorporated by reference.

ITEM 4.  Purpose of Transaction.
The Reporting Persons believe that the Issuer has an attractive portfolio of hotel assets and that its Common Stock is undervalued in the stock market and represents an attractive investment opportunity.  ASIL and Mr. Said previously filed a Schedule 13G to report beneficial ownership of shares of Common Stock that were acquired for that reason, and the Reporting Persons are now filing this Schedule 13D in connection with discussions that management of the Issuer proposed with the Reporting Persons regarding possible opportunities for ASIL to purchase additional securities of the Issuer at a price reflecting the Issuer’s view of its net asset value in connection with an asset acquisition by the Issuer.

The Reporting Persons may seek to continue to engage in constructive discussions regarding the foregoing and/or alternative strategies and opportunities for the Issuer to enhance shareholder value, and may consider and develop plans and make proposals with respect to the assets, operations, governance, organizational documents, capital or corporate structure, dividend policy and/or strategic plans of the Issuer.  In addition, the Reporting Persons intend to review the investment in the Issuer disclosed on this Schedule 13D regularly and to continue to evaluate the Issuer’s business, performance and prospects, and depending on these factors, overall market conditions and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may increase or decrease the position in the Issuer disclosed on this Schedule 13D.  In connection with the foregoing, the Reporting Persons may consider and develop plans and make proposals in which the Reporting Persons seek to engage or participate, seek representation on the Issuer’s Board of Directors and/or request a waiver from the Issuer of the ownership limitations in the Issuer’s Articles of Amendment and Restatement.  In addition, in connection with the foregoing, the Reporting Persons may from time to time in the future express their views to, meet with and/or engage in discussions with management, the Issuer’s Board of Directors, other shareholders or third parties, and/or formulate plans or proposals regarding the Issuer, its assets or its securities, which may include one or more plans or proposals that relate to or would result in the actions set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference.

ITEM 5.  Interest in Securities of the Issuer.

(a)-(b)

The Reporting Persons may be deemed to beneficially own an aggregate of 3,075,194  shares of Common Stock, which represents approximately 9.3% of the shares of Common Stock outstanding based on the total number of shares of Common Stock outstanding as of August 2, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2019.  All such shares of Common Stock are owned directly by ASIL.  Pursuant to the Advisory Agreement, ASIL and SIML may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by ASIL, and therefore SIML may be deemed to own such shares of Common Stock.  The filing of this Schedule 13D shall not be construed as an admission that SIML is the beneficial owner of any of the shares of Common Stock that it may be deemed to beneficially own, nor shall it be construed as an admission that any partner, member, director, officer or affiliate of SIML is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own, and beneficial ownership of, and any pecuniary interest in, any such shares of Common Stock by the foregoing persons is expressly disclaimed.

(c)

During the past 60 days, ASIL has effected the transactions set forth on Schedule I attached hereto.

(d)

No person other than ASIL has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock reported on this Schedule 13D.

(e)

Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

SIML and ASIL have entered into an Advisory Agreement (the “Advisory Agreement”), dated as of August 29, 2019, pursuant to which ASIL has appointed SIML to provide assistance and advice to ASIL in relation to (i) communications with the Issuer, (ii) the acquisition, monitoring, management, repositioning, financing and/or realization of shares of Common Stock held by ASIL and (iii) any other dealings in connection with the shares of Common Stock held by ASIL.  The Advisory Agreement will remain in effect until terminated and may be terminated by either party immediately upon written notice to the other party.

The Reporting Persons have entered into a Joint Filing Agreement (the “Joint Filing Agreement”), dated as of August 29, 2019, pursuant to which they have agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.

The foregoing summaries of the Advisory Agreement and the Joint Filing Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the Advisory Agreement and the Joint Filing Agreement, respectively, copies of which are attached hereto as Exhibit 1 and Exhibit 2, respectively, and incorporated herein by reference.

Except as described above in this Item 6, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.  Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

1	Advisory Agreement, dated as of August 29, 2019, between Al Shams Investments Limited and Spartan Investment Management Limited
2	Joint Filing Agreement, dated as of August 29, 2019, between Al Shams Investments Limited, Wafic Rida Said and Spartan Investment Management Limited
3	Power of Attorney, dated as of August 29, 2019, by Wafic Rafa Saïd

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  August 29, 2019

AL SHAMS INVESTMENTS LIMITED

By:	/s/ Mark Crockwell
Name:	Mark Crockwell
Title:	Director

WAFIC RIDA SAID

/s/ Mark Crockwell
Attorney-in-Fact

SPARTAN INVESTMENT MANAGEMENT LIMITED

By:	/s/ Shaun Robert
Name:	Shaun Robert
Title:	Director

SCHEDULE I
Transactions Effected During the Past 60 Days
The transactions set forth in the following table were effected by Al Shams Investments Limited during the past 60 days.  Unless otherwise noted, each transaction was effected on the open market.

Date	Security	Amount Bought / (Sold)	Approx. Price per Share ($)
6/25/19	Common Stock	34,643	9.6293
6/26/19	Common Stock	31,900	9.5393
6/27/19	Common Stock	24,420	9.4873
6/28/19	Common Stock	13,037	9.9366
7/8/19	Common Stock	6,267	9.4829
7/9/19	Common Stock	39,176	9.3874
7/10/19	Common Stock	40,000	9.4720
7/10/19	Common Stock	20,000	9.4623
7/11/19	Common Stock	40,000	9.2936
7/11/19	Common Stock	25,000	9.2786
7/12/19	Common Stock	30,557	9.2643
7/12/19	Common Stock	25,000	9.2702
7/15/19	Common Stock	23,934	9.2382
7/16/19	Common Stock	40,000	9.4673
7/16/19	Common Stock	20,000	9.4731
7/17/19	Common Stock	35,013	9.4855
7/17/19	Common Stock	20,000	9.4763
7/18/19	Common Stock	40,000	9.4520
7/18/19	Common Stock	20,000	9.4563
7/19/19	Common Stock	30,378	9.4364
7/19/19	Common Stock	20,000	9.4348
7/22/19	Common Stock	35,140	9.3837
7/22/19	Common Stock	20,000	9.3799
7/23/19	Common Stock	25,535	9.2605
8/15/19	Common Stock	26,191	8.7758
8/15/19	Common Stock	20,000	8.7847
8/16/19	Common Stock	25,000	9.1446
8/16/19	Common Stock	25,000	9.1642
8/19/19	Common Stock	5,219	9.3838
8/19/19	Common Stock	13,784	9.3655